Exhibit 12.1

RAYTHEON COMPANY

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(income excludes discontinued operations for all periods)

	Three Months Ended	Year Ended December 31,
(In millions, except ratio)	April 3, 2016	2015	2014	2013	2012	2011
Pretax income from continuing operations attributable to Raytheon Company common stockholders*	586	$2,789	$2,952	$2,740	$2,788	$2,613
Add:
Fixed charges	80	317	291	296	291	265
Amortization of capitalized interest	1	3	4	4	4	5
Less:
Capitalized interest	2	5	3	3	4	3

Income as adjusted	665	$3,104	$3,244	$3,037	$3,079	$2,880

Fixed charges:
Portion of rents representative of interest factor	20	$79	$75	$83	$86	$90
Interest on indebtedness	58	233	213	210	201	172
Capitalized interest	2	5	3	3	4	3

Fixed charges	80	$317	$291	$296	$291	$265

Ratio of earnings to fixed charges	8.3	9.8	11.1	10.3	10.6	10.9

*	Net of adjustment for earnings from affiliates